1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

December 30, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:    Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley Liquid Asset Fund Inc. (the “Fund” or the “Registrant”)
(File No. 2-53856; 811-2575)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of disclosure regarding the possible imposition of fees and gates, filed with the Securities and Exchange Commission (the “Commission”) on October 31, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 63 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 30, 2016.

COMMENTS TO THE PROSPECTUS

Comment 1.         Pursuant to Item 6(a) of Form N-1A, please disclose the Fund’s minimum subsequent investment requirement.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.         Please confirm that, pursuant to Item 9(b)(2) of Form N-1A, the Registrant discloses in general terms how the Fund’s Adviser decides which securities to buy and sell.

Response 2.                               We hereby confirm that the Fund’s Adviser, as disclosed in the section of the Fund’s Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Principal Investment Strategies,” chooses securities to buy and sell in accordance with seeking (i) to maintain the Fund’s net asset value at $1.00 per share, (ii) to manage credit and interest rate risk and (iii) to maintain or improve creditworthiness of securities held by the Fund.

COMMENTS TO THE PART C

Comment 3.         Please include as an exhibit to the Part C the fee waiver agreement pursuant to which the advisory fee may be waived.

Response 3.                               The terms of the fee waiver and/or expense reimbursement arrangement are memorialized in resolutions adopted by the Fund’s Board of Directors.  The provisions of the fee waiver and/or expense reimbursement arrangement are set forth in the Fund’s registration statement (i.e., the fee waivers and/or expense reimbursements will continue for at least one year or until such time as the Fund’s Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate).

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss